UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

                                 Loral Space & Communications Inc.
(Name of Issuer)

    Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

                      543881106
(CUSIP Number)

Doron Lipshitz, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
                                 (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      October 19, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 26 Pages

CUSIP No.: 543881106	Page 2 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,040,153 0 1,040,153 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,153

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,179,080 0 1,179,080 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,179,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,413,827 0 2,413,827 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,413,827

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 5 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,371,959 0 3,371,959 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,371,959

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 6 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,119,585 0 2,119,585 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 7 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,629,590 0 2,629,590 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,590

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 8 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,180,629 0 7,180,629 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,180,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 9 of 25 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,180,629 0 7,180,629 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,180,629

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

           This Statement on Schedule 13D (this "Statement") amends and supplements as Amendment No. 1 the Schedule 13D filed on November 30, 2005 (the "Schedule 13D") and relates to shares of common stock, par value $0.01 per share (the "Shares"), of Loral Space & Communications Inc. (the "Issuer").

           This Statement is being filed by the Reporting Persons to report the execution of that certain Securities Purchase Agreement, by and between the Issuer and MHR Fund Management LLC ("Fund Management"), dated October 17, 2006 (the "Purchase Agreement") and to add certain additional Reporting Persons.

Item 1. Security and Interest

           This Statement relates to the Shares. The address of the principal executive office of the Issuer is 600 Third Avenue, New York, New York 10016.

           The Shares described herein were issued by the Issuer on November 21, 2005 (the "Effective Date"), the effective date of the Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as modified (the "Plan"), of Loral Space & Communications Ltd., a Bermuda company and certain of its subsidiaries and are outstanding Shares.

Item 2. Identity and Background

           This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	MHR Capital Partners Master Account LP ("Master Account");

(ii)	MHR Advisors LLC ("Advisors");

(iii)	MHR Institutional Partners LP ("Institutional Partners");

(iv)	MHR Institutional Advisors LLC ("Institutional Advisors");

(v)	MHR Institutional Partners IIA LP ("Institutional Partners IIA");

(vi)	MHR Institutional Advisors II LLC ("Institutional Advisors II");

(vii)	Fund Management; and

(viii)	Mark H. Rachesky, M.D. ("Dr. Rachesky").

           This Statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP ("Capital Partners (100)"), MHR Institutional Partners II LP ("Institutional Partners II"), Institutional Partners IIA, Institutional Partners, MHRA LP ("MHRA") and MHRM LP ("MHRM"), each (other than Master Account) a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors is the general partner of each of Institutional Partners, MHRM and MHRA, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners, MHRM and MHRA. Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRM and MHRA, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRM and MHRA. Dr. Rachesky is the managing member of Advisors, Institutional Advisors and Institutional Advisors II, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRM and MHRA.

           MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), an affiliate of the Reporting Persons ("Capital Partners (500)"), previously reported ownership of Shares of the Issuer on the Schedule 13D. Capital Partners (500) transferred all of the Shares previously owned by Capital Partners (500) to Master Account and thereupon ceased to beneficially own any Shares of the Issuer (as determined in accordance with Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

           The Reporting Persons:

           The principal business of each of Master Account, Institutional Partners IIA and Institutional Partners is investment in securities.

         Advisors is a Delaware limited liability company and the general partner of Master Account and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to Master Account and Capital Partners (100). Institutional Advisors is a Delaware limited liability company and the general partner of each of Institutional Partners, MHRM and MHRA. The principal business of Institutional Advisors is to provide management and advisory services to each of Institutional Partners, MHRM and MHRA. Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Current information concerning the identity and background of the directors and officers of Advisors, Institutional Advisors and Institutional Advisors II is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRM and MHRA. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto which is incorporated herein by reference in response to this Item 2.

           Dr. Rachesky is the managing member of Advisors, Institutional Advisors and Institutional Advisors II. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

           Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

           During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

           No purchases of any additional securities are reported on this Statement.

Item 4. Purpose of Transaction

           All of the Shares reported on the Schedule 13D and this Statement as having been previously acquired for the accounts of the Reporting Persons on the Schedule 13D and this Statement were acquired for investment purposes.

           The following summary of the Purchase Agreement, the Series A Preferred Stock (as defined below), the Series B Preferred Stock (as defined below) and the Amended and Restated Registration Rights Agreement (as defined below) is not a complete description and is qualified in its entirety by reference to the Purchase Agreement and the forms of Series A Preferred Stock Certificate of Designation, Series B Preferred Stock Certificate of Designation and Amended and Restated Registration Rights Agreement, each of which are incorporated herein by reference to Exhibit 2 hereof. There can be no assurance that the transactions contemplated by the Purchase Agreement will be consummated or as to their terms or their timing.

           Purchase Agreement

           On October 17, 2006, Fund Management entered into the Purchase Agreement with the Issuer pursuant to which Fund Management and/or its affiliates ("MHR") would purchase from the Issuer $300,000,098 of two newly created series of convertible perpetual preferred stock of the Issuer.

           MHR, through the Reporting Persons, currently owns, in the aggregate, 35.9% of the outstanding Shares, and three of MHR’s employees or officers are directors of the Issuer’s eight-member Board of Directors (the "Board"), one of whom, Dr. Rachesky, serves as the non-executive chairman of the Board. MHR also owns, according to the Issuer's Form 10-K for the fiscal year ended December 31, 2005, approximately 38.3% of the Series A 12% Non-Convertible Preferred Stock (the "Skynet Preferred Stock") and 44.6% of the 14% Senior Secured PIK Notes (the "Skynet Secured Notes") of Loral Skynet Corporation ("Skynet"), one of the Issuer’s principal wholly-owned subsidiaries.

           MHR, with the advice of its legal and financial advisors, negotiated the terms of the proposed transaction (the "Transaction") with a Special Committee of the Board, composed of independent directors, and its legal and financial advisors. The Issuer announced that the Transaction was unanimously approved by the disinterested members of the Board with the unanimous affirmative recommendation of the Special Committee.

           Pursuant to the Purchase Agreement, MHR will purchase 136,526 shares of Series A Cumulative 7.50% Convertible Perpetual Preferred Stock (the "Series A Preferred Stock") and 858,486 shares of Series B Cumulative 7.50% Convertible Perpetual Preferred Stock (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock") for an aggregate purchase price of $300,000,098. The shares of Series A Preferred Stock and Series B Preferred Stock each carry nominal voting rights of 1/10,000 of a share. Each share of the Series A Preferred Stock will be convertible, at the option of the holder, into ten Shares at an initial conversion price of $30.1504 per Share. Prior to the Majority Ownership Date (as defined below), each share of the Series B Preferred Stock will be convertible, at the option of the holder, into ten shares of Class B Common Stock, par value $.01, of the Issuer (the "Class B Common Stock"), at an initial conversion price of $30.1504 per Share, which is not currently authorized but will be proposed as a charter amendment to the Issuer’s stockholders at the Issuer’s next annual meeting of stockholders that, as announced by the Issuer, is expected in the second quarter of 2007. After the Majority Ownership Date, each share of Series B Preferred Stock will be convertible, at the option of the holder, into ten Shares at an initial conversion price of $30.1504 per Share.

           The Issuer has agreed in the Purchase Agreement to make a proposal to its stockholders at its 2007 annual shareholder meeting to amend its Restated Certificate of Incorporation to authorize the Class B Common Stock and to eliminate its prohibition on the creation of non-voting stock. If the amendment to eliminate the prohibition on non-voting stock is approved by the Issuer’s stockholders, the Class B Common Stock will be non-voting. Otherwise, the Class B Common Stock will have nominal voting rights of 1/10,000 of a share, as does each share of Preferred Stock. In addition, the Issuer has announced that the Board has approved for submission to its stockholders at the next annual stockholder meeting, and, in the Purchase Agreement MHR has agreed to vote in favor of, a proposal to increase the number of authorized Shares to 60 million.

           The terms of both series of Preferred Stock are designed so that, prior to the Majority Ownership Date, any Shares issuable in the aggregate to MHR upon conversion of the Preferred Stock, when taken together with MHR’s current holdings of Shares, will not represent more than 39.999% of the aggregate voting power of the securities of the Issuer. The "Majority Ownership Date" means the earlier of the date that (i) MHR’s beneficial ownership of Shares, not including any of the Shares issuable upon the conversion of the Preferred Stock, represents more than 50% of the Shares of the Issuer, or (ii) a third party has acquired a majority of the Shares on a fully diluted basis other than pursuant to certain prohibited transfers of the Series A Preferred Stock from MHR. After the Majority Ownership Date, this restriction will no longer apply, and all shares of Preferred Stock will be convertible into Shares.

           Holders of the Preferred Stock will be entitled to PIK (payment in kind) dividends through January 2011 (assuming the Transaction is consummated by December 2006). Thereafter, if the Issuer satisfies certain financial requirements, the dividend will be payable in cash or in kind at the Issuer’s option. The Issuer will be able to cause the Preferred Stock to be converted into Shares after 5.5 years from issuance if the Shares are trading above certain volume thresholds and above 125 percent of the conversion price of the Preferred Stock at that time for twenty trading days in a 30 trading day period.

           Following the consummation of the Transaction, MHR will have the right to nominate one new member to the Board so that following the election of that nominee, MHR’s employees, officers or other representatives will hold four of the nine seats on the Board. If the Issuer fails to make three dividend payments when required under the terms of the Preferred Stock, the holders of the Preferred Stock will have the right to elect two additional directors, but such additional directors must not be officers or employees of MHR if their appointment would result in MHR employees, officers or other representatives constituting a majority of the Board. If the additional directors would cause a majority of the Board to be appointed by the holders of the Preferred Stock, then these additional directors will be appointed when they are reasonably acceptable to the Issuer.

           The Transaction is subject to customary closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Registration Rights Agreement

           In connection with, and upon closing of the Transaction, the Issuer and Loral Skynet will enter into an Amended and Restated Registration Rights Agreement with MHR (the "Amended Registration Rights Agreement"). The Amended Registration Rights Agreement will provide that the shares of Series A Preferred Stock and Series B Preferred Stock acquired by MHR in the Transaction, as well as the Shares and Class B Common Stock into which such shares are convertible, as the case may be, will be registrable securities and entitled to registration rights under the Amended and Registration Rights Agreement. The Amended Registration Rights Agreement will also provide that the Issuer’s obligation to file a shelf registration statement covering resales to the public of shares of Series A Preferred Stock, Series B Preferred Stock and Class B Common Stock, and of Shares issued upon the conversion or exchange of any of the foregoing, held from time to time by MHR, will be deferred until seven days (subject to extension in certain events) after a request from the selling stockholders or a Board resolution that such filing be made. In addition, the Amended Registration Rights Agreement will replace the nine-month period that the Issuer was required to refrain from initiating a proposal to register or otherwise conducting an underwritten offering of equity securities for its own account following the effectiveness of the MHR shelf registration statement with a period ending on March 1, 2007, subject to extension, in the event the MHR shelf registration statement is filed during the period, by the number of days that elapse between such filing and the effectiveness of the registration statement.

           Except as otherwise set forth in this Statement, none of the Reporting Persons currently has additional plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of disposing of or acquiring Shares, or entering into various corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

           From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 5. Interest in Securities of the Issuer

           According to information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed with the Securities and Exchange Commission on August 7, 2006, the number of Shares outstanding was 20,000,000 as of June 30, 2006.

           (a)     (i)   Master Account may be deemed the beneficial owner of 1,040,153 Shares (approximately 5.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (ii)   Capital Partners (100) may be deemed the beneficial owner of 138,927 Shares (approximately 0.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (iii)   Advisors may be deemed the beneficial owner of 1,179,080 Shares (approximately 5.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,153 Shares held for the account of Master Account, and (B) (1) 138,927 Shares held for the account of Capital Partners (100).

                     (iv)   Institutional Partners II may be deemed the beneficial owner of 958,132 Shares (approximately 4.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (v)   Institutional Partners IIA may be deemed the beneficial owner of 2,413,827 Shares (approximately 12.1% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (vi)   Institutional Advisors II may be deemed the beneficial owner of 3,371,959 Shares (approximately 16.9% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,132 Shares held for the account of Institutional Partners II, and (B) 2,413,827 Shares held for the account of Institutional Partners IIA.

                     (vii)   Institutional Partners may be deemed the beneficial owner of 2,119,585 Shares (approximately 10.6% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (viii)   MHRA may be deemed the beneficial owner of 205,073 Shares (approximately 1.0% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (ix)   MHRM may be deemed the beneficial owner of 304,932 Shares (approximately 1.5% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                     (x)   Institutional Advisors may be deemed the beneficial owner of 2,629,590 Shares (approximately 13.1% of the total number of Shares outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,119,585 Shares held for the account of Institutional Partners, (B) 205,073 Shares held for the account of MHRA, and (C) 304,932 Shares held for the account of MHRM.

                     (xi)   Fund Management may be deemed the beneficial owner of 7,180,629 Shares (approximately 35.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners, MHRM and MHRA.

                     (xii)   Dr. Rachesky may be deemed the beneficial owner of 7,180,629 Shares (approximately 35.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors and Institutional Advisors II.

           (b)     (i)   Master Account may be deemed to have (x) the sole power to direct the disposition of 1,040,153 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 1,040,153 Shares which may be deemed to be beneficially owned by Master Account as described above.

                     (ii)   Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 138,927 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 138,927 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

                     (iii)   Advisors may be deemed to have (x) the sole power to direct the disposition of 1,179,080 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,179,080 Shares which may be deemed to be beneficially owned by Advisors as described above.

                     (iv)   Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 958,132 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 958,132 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

                     (v)   Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,413,827 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,413,827 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

                     (vi)   Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,371,959 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,371,959 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

                     (vii)   Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,119,585 Shares which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,119,585 Shares which may be deemed to be beneficially owned by Institutional Partners as described above.

                     (viii)   MHRA may be deemed to have (x) the sole power to direct the disposition of 205,073 Shares which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,073 Shares which may be deemed to be beneficially owned by MHRA as described above.

                     (ix)   MHRM may be deemed to have (x) the sole power to direct the disposition of 304,932 Shares which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 304,932 Shares which may be deemed to be beneficially owned by MHRM as described above.

                     (x)   Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,629,590 Shares which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,629,590 Shares which may be deemed to be beneficially owned by Institutional Advisors as described above.

                     (xi)   Fund Management may be deemed to have (x) the sole power to direct the disposition of the 7,180,629 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 7,180,629 Shares which may be deemed to be beneficially owned by Fund Management as described above.

                     (xii)   Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 7,180,629 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 7,180,629 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

           (c)     Except as otherwise disclosed herein, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.

           (d)     (i)   The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

                     (ii)   The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

                     (iii)   The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

                     (iv)   The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

                     (v)   The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.

                     (vi)   The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.

                     (vii)   The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.

           (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           The information set forth in Item 2 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of October 19, 2006, by and among Master Account, Advisors, Institutional Partners IIA, Institutional Advisors II, Institutional Partners, Institutional Advisors, Fund Management and Dr. Rachesky.

2	Securities Purchase Agreement, dated October 17, by and between the Issuer and Fund Management (the "Purchase Agreement") (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on October 19, 2006).

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 19, 2006	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By: MHR Institutional Advisors II LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

By: MHR Institutional Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky

Annex A

Directors and officers of MHR Advisors LLC, MHR Institutional Advisors LLC, MHR
Institutional Advisors II LLC and MHR Fund Management LLC

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D. (United States)	Managing Member and Principal	40 West 57th Street 24th Floor New York, NY 10019

Hal Goldstein (United States)	Vice President and Principal	40 West 57th Street 24th Floor New York, NY 10019

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of October 19, 2006, by and among Master Account, Advisors, Institutional Partners IIA, Institutional Advisors II, Institutional Partners, Institutional Advisors, Fund Management and Dr. Rachesky.

2	Securities Purchase Agreement, dated October 17, 2006, by and among the Issuer and Fund Management (the "Purchase Agreement") (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on October 19, 2006).

Exhibit 1

JOINT FILING AGREEMENT

           The undersigned hereby agree that the Amendment Number 1 to the Statement on Schedule 13D with respect to the Common Stock of Loral Space & Communications Inc., dated as of October 19, 2006, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: October 19, 2006	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By: MHR Institutional Advisors II LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

By: MHR Institutional Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky